Exhibit 99.1

i-80 Convertible Debenture Private Placement Upsized to US$65 Million on Strong Demand

All dollar figures are in US dollars unless otherwise noted

Reno, Nevada, February 3, 2023 – i-80 GOLD CORP. (TSX:IAU) (NYSE:IAUX) (“i-80”, or the “Company”), is pleased to announce that further to its news release from February 02, 2023 it has entered into a revised agreement with Co-Lead Agents, to increase the size of the previously announced “best efforts” private placement offering (the “Offering”) due to strong investor demand. Pursuant to the amendment, the revised Offering will consist of US$65,000,000 principal amount of secured convertible debentures (the “Convertible Debentures”) of the Company.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws unless an exemption from such registration is available.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio with processing at its centralized milling facilities.

For further information, please contact:

Ewan Downie – CEO
Matt Gili – President & COO
Matthew Gollat – EVP Business & Corporate Development
1.866.525.6450
Info@i80gold.com
www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, the timing of and completion of the Offering and use of proceeds in connection with the Company’s material properties including Buffalo Mountain and receipt of all necessary corporate and regulatory approvals. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.